Smedvig asa
Finnestadveien 28, Stavanger. Mailing address: P.O. Box 110, N-4001 Stavanger, Norway.
Switchboard 51 50 99 00. Telefax 51 50 96 88/51 50 97 97
E-mail: smedvig@smedvig.no
Registration No. 953114828

P.E. 12/31/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of December 2001
Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway


PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

{Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .....✓........Form 40-F...................

{Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes................... No........✓...........
{If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Smedvig asa

January 3, 2001 By ....

Kjell Jacobsen
Chief Executive Officer

NEWS RELEASE

For immediate release

Smedvig's CEO resigns

Stavanger, Norway (December 24, 2001) – The Chief Executive Officer of Smedvig asa, Christian Bull Eriksson, today announced his resignation. In consultation with the Board, it has been agreed that Mr. Bull Eriksson may leave the company immediately.

The Board has today appointed, for an indefinite period, the Managing Director of Smedvig's subsidiary *Smedvig Offshore*, Mr. Kjell E. Jacobsen, as acting CEO. Mr. Jacobsen has considerable experience from the offshore business and has managed Smedvig's activities on the Norwegian Continental Shelf during the last six years.

Christian Bull Eriksson is leaving a financially strong company, which delivered the best quarterly results ever posted by the company earlier this autumn.

The Board will immediately initiate the recruitment search for a new CEO.

Contact: Peter T Smedvig +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides services within well construction and well services in the North Sea and South-East Asia. Smedvig's main activities are divided into mobile units, platform drilling and tender rigs. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

Notification to the stock exchange

West Navion resumes drilling operations for BP

Stavanger, Norway, 7 December 2001 – The deepwater drillship West Navion has resumed drilling operations for BP west of Shetland. The temporary halt in operations was imposed following the helicopter accident on board the vessel 10 November. The final economic consequences of the halt are not yet known.

Smedvig asa
P.O. Box 110, 4001 Stavanger, Norway
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no



NOTIFICATION TO THE STOCK EXCHANGE

Stavanger, Norway, December 7, 2001 - Today Smedvig asa has acquired 150,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April, 26, 2001. The shares have been bought on the Oslo Stock Exchange at a price of NOK 53.37 per share. The company's holding of stocks after the purchase is 693,250 class B shares.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no